Exhibit 99.1

Luda Technology Group Limited Appoints Dyna Segmen Ltd. as Authorized Agent in Kazakhstan to Support Future Data Centre and Pipeline Opportunities

Hong Kong, July 17, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”) (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today the appointment of Dyna Segmen Ltd. (“Dyna Segmen”) as its authorized non-exclusive agent in Kazakhstan.

The appointment supports Luda Technology’s strategy to expand its international sales and distribution network while evaluating future opportunities in the data centre infrastructure sector. Dyna Segmen will promote and distribute the Company’s pipeline products and related solutions in Kazakhstan and support engagement with Kazakhstan-based customers, contractors, engineering firms and prospective data centre project developers.

Supporting Future Data Centre Opportunities

Under the agency arrangement, Dyna Segmen will use its in-market network and market knowledge to identify potential future data centre opportunities and support distribution of products that may be required for data centre construction, operation and maintenance.

The collaboration is expected to focus on pipeline products and related maintenance, repair and operations products that may support future data centre infrastructure requirements including cooling-water circulation, fire-protection and backup-power fuel systems.

Through proficient agencies, Luda Technology aims to bring its products closer to customers, improve domestic market responsiveness and better position itself for potential future data centre-related opportunities as they arise.

Strengthening Luda Technology’s Presence in Central Asia

Kazakhstan is a strategically important market for Luda Technology’s expansion into Central Asia. The appointment is expected to strengthen the Company’s in-market platform for opportunities in energy, oil and gas, petrochemicals, utilities and other infrastructure sectors while evaluating potential future demand from the data centre sector.

Mr. MA Biu, Chief Executive Officer of Luda Technology, commented:

“We are pleased to appoint Dyna Segmen as our authorized agent in Kazakhstan. Its Kazakhstan-based engineering capabilities, market knowledge and customer network provide a strong foundation for expanding the reach of the Company’s products in Central Asia. As we evaluate potential future data centre opportunities, our international agencies are expected to help identify market demand and distribute pipeline and maintenance-related products that may be required by data centre facilities. We look forward to working with Dyna Segmen to provide customers in Kazakhstan with reliable products and responsive on-the-ground support.”

Mr. Zhiger Stambakiyev, Director of Dyna Segmen commented:

“We are delighted to represent Luda Technology in Kazakhstan. Luda Technology’s manufacturing experience, product quality and international supply capabilities complement our in-market engineering knowledge and customer relationships. We believe this collaboration will help serve Kazakhstan’s infrastructure market and position Luda Technology for potential future opportunities in the emerging data centre sector through access to high-quality pipeline and related products.”

Building an International Distribution Network

The appointment supports Luda Technology’s strategy to build an international network of authorized agents serving its core pipeline-product markets while positioning the Company for potential future data centre infrastructure requirements.

The Company will continue evaluating agency and distribution partnerships in strategic markets to support existing pipeline-product customers and identify potential future infrastructure opportunities, including those that may arise from the data centre sector.

Luda Technology believes proficient in-market agents can enhance product accessibility, shorten response times and support pipeline-product customers and future infrastructure-related demand.

Looking Ahead

Luda Technology will continue to pursue opportunities from increased investment in data centres, artificial intelligence infrastructure, cloud computing and other digital infrastructure, while recognizing that participation remains subject to future market demand, customer engagement and project requirements. The Company remains committed to its core pipeline-products business and customers across the energy, petrochemical, water-management, industrial and infrastructure sectors.

The Company expects its agency network to help connect Luda Technology’s product portfolio with new customers and potential future projects worldwide.

About Dyna Segmen Ltd.

Dyna Segmen is an engineering services and equipment-supply company based in Kazakhstan. The company provides products and services for Kazakhstan-based industrial customers, including equipment supply and mechanical-equipment repair and maintenance. Through its in-market experience and industry relationships, Dyna Segmen supports customers across Kazakhstan’s energy, industrial and infrastructure sectors. For further information, please visit www.dyna.co.kz

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including the uncertainties related to market conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.

Andrew J Barwicki

Email: andrew@barwicki.com

Phone: +1 516-662-9461

Website: https://ir.ludahk.com

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